SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. 1)*

NewMarket Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

651587 10 7

(CUSIP Number)

Robert E. Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 6, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 14 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
   Robert E. Robotti
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   PF, AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 1,980
	8. Shared Voting Power: 869,869
	9. Sole Dispositive Power: 1,980
	10. Shared Dispositive Power: 869,869

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    871,849

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9)
    5.1%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons.
   Robotti & Company, Incorporated
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [   ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 466,377	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 466,377	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    466,377

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    2.7%

14. Type of Reporting Person (See Instructions)
    CO, HC

1. Names of Reporting Persons.
   Robotti & Company, LLC
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 16,022
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 16,022

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    16,022

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    OO

1.	Names of Reporting Persons. Robotti & Company Advisors, LLC I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 450,355
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 450,355

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,355

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9) 2.6%

14.	Type of Reporting Person (See Instructions) OO, IA

1. Names of Reporting Persons.
    Suzanne Robotti
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 15,069
	8. Shared Voting Power: 3,000
	9. Sole Dispositive Power: 15,069
	10. Shared Dispositive Power: 3,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    18,069

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    IN

1. Names of Reporting Persons.
    Suzanne and Robert Robotti Foundation, Incorporated
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	
	7. Sole Voting Power:-0-
	8. Shared Voting Power: 3,000
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 3,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     3,000

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9)
    Less than 1%

14. Type of Reporting Person (See Instructions)
     CO

| 1. | Names of Reporting Persons. Kenneth R. Wasiak I.R.S. Identification Nos. of above persons (entities only). |

| 2. | Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) |

| 3. | SEC Use Only |

| 4. | Source of Funds AF |

| 5. | Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ] |

| 6. | Citizenship or Place of Organization United States |

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 385,423
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 385,423

| 11. | Aggregate Amount Beneficially Owned by Each Reporting Person 385,423 |

| 12. | Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] |

| 13. | Percent of Class Represented by Amount in Row (9) 2.3% |

| 14. | Type of Reporting Person (See Instructions) IN, HC |

1. Names of Reporting Persons.
   Ravenswood Management Company, L.L.C.
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 385,423
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 385,423

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    385,423

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9)
    2.3%

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons.
    The Ravenswood Investment Company, L.P.
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 385,423	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 385,423	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    385,423

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9)
    2.3%

14. Type of Reporting Person (See Instructions)
    PN

This Statement on Schedule 13D Amendment No. 1 (this "Amendment") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Amendment amends the initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement") relating to shares of the Common Stock, without par value (the "Common Stock"), of NewMarket Corporation (the "Issuer") filed on August 1, 2005 with the Commission as specifically set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,980 shares of Common Stock held by Mr. Robotti is $22,127.22 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Mr. Robotti were paid for using his personal funds.

The aggregate purchase price of the 16,022 shares of the Common Stock held by Robotti & Company is $296,702.42 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti & Company were paid for using the working capital of its discretionary customers.

The aggregate purchase price of the 450,355 shares of the Common Stock held by Robotti Advisors is $5,041,876.99 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the working capital of its clients.

The aggregate purchase price of the 15,069 shares of the Common Stock held by Suzanne Robotti is $167,652.19 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Suzanne Robotti were paid for using her personal funds.

The aggregate purchase price of the 3,000 shares of the Common Stock held by Robotti Foundation is $43,173.90 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Foundation were paid for using its working capital.

The aggregate purchase price of the 385,423 shares of the Common Stock held by RIC is $3,016,330.75 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated to read as follows:

(a)-(b) As of August 30, 2005, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)(4)(6)(7)(8)	871,849	1,980	869,869	5.1%
ROBT (1)(3)(4)	466,377	0	466,377	2.7%
Robotti & Company (1)(3)	16,022	0	16,022	**

Robotti Advisors (1)(4)	450,355	0	450,355	2.6%
Suzanne Robotti (1)(5)(6)	18,069	15,069	3,000	**
Robotti Foundation (1)(7)	3,000	0	3,000	**
Wasiak (1)(8)	385,423	0	385,423	2.3%
RMC (1)(8)	385,423	0	385,423	2.3%
RIC (1)(8)	385,423	0	385,423	2.3%

Based on 17,039,059 shares of Common Stock, without par value, outstanding as of July 31, 2005, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended June 30, 2005.

** Less than one percent.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Reporting Person's pecuniary interest therein, if any.

(2) Mr. Robotti has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition of 1,980 shares of Common Stock held in his personal accounts.

(3) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 16,022 shares of Common Stock owned by the discretionary customers of Robotti & Company.

(4) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 449,476 shares of Common Stock owned by the advisory clients of Robotti Advisors.

(5) Suzanne Robotti has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition of 15,069 shares of Common Stock.

(6) Mr. Robotti may be deemed to be the beneficial owner of the shares of Common Stock set forth in footnote (5) above, through his marriage to Suzanne Robotti.

(7) Each Mr. Robotti and Suzanne Robotti share with Robotti Foundation the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 3,000 shares of the Common Stock owned by Robotti Foundation.

(8) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 385,423 shares of Common Stock owned by RIC.

(c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All such transactions were made by Robotti & Company, Robotti Advisors and RIC in the open market.

Transactions in Shares Within The Past Sixty Days

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share
Robotti and Robotti Foundation	05/12/2005	4,000	BUY	$14.3863
Robotti Advisors' Advisory Clients	05/12/2005	1,650	BUY	$14.8809
Robotti & Company's Discretionary Customers	05/25/2005	100	BUY	$15.84
Robotti & Company's Discretionary Customers	05/26/2005	400	BUY	$13.60

Robotti Advisors' Advisory Clients and RIC	06/02/2005	5,800	BUY	$14.3564
Robotti Advisors' Advisory Clients	06/03/2005	4,980	BUY	$14.4643
RIC	06/03/2005	4,000	BUY	$14.3838
Robotti Advisors' Advisory Clients	06/06/2005	2,800	BUY	$14.3293
RIC	06/06/2005	1,300	BUY	$14.3346
Robotti Advisors' Advisory Clients	06/09/2005	13,300	BUY	$14.1183
RIC	06/09/2005	1,300	BUY	$13.9913
Robotti & Company's Discretionary Customers	06/17/2005	(200)	SELL	$14.70
RIC	06/30/2005	10,400	BUY	$15.0713
RIC	07/01/2005	9,600	BUY	$14.8448
RIC	07/06/2005	10,000	BUY	$15.0329
Robotti Advisors' Advisory Clients	07/19/2005	550	BUY	$16.50
Robotti Advisors' Advisory Clients	07/21/2005	6,200	BUY	$16.9927
Robotti Advisors' Advisory Clients	07/22/2005	1,600	BUY	$17.0663
Robotti Advisors' Advisory Clients	07/25/2005	1,000	BUY	$17.1540
Robotti Advisors' Advisory Clients	08/16/2005	3,050	BUY	$16.2897
Robotti & Company's Discretionary Customers	08/19/2005	628	BUY	$15.80
Robotti & Company's Discretionary Customers	08/23/2005	200	BUY	$16.00
Robotti Advisors' Advisory Clients	08/25/2005	600	BUY	$15.85

(d)   No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)   Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 30, 2005

	Robotti & Company, Incorporated
/s/ Robert E. Robotti	By: /s/ Robert E. Robotti
Robert E. Robotti	Name: Robert E. Robotti
	Title: President and Treasurer
Robotti & Company, LLC	Robotti & Company Advisors, LLC
By: Robotti & Company, Incorporated	By: Robotti & Company, Incorporated
By: /s/ Robert E. Robotti	By: /s/ Robert E. Robotti
Name: Robert E. Robotti	Name: Robert E. Robotti
Title: President and Treasurer	Title: President and Treasurer
	Suzanne and Robert Robotti Foundation, Incorporated
/s/ Suzanne Robotti	By: /s/ Robert E. Robotti
Suzanne Robotti	Name: Robert E. Robotti
	Title: President
/s/ Kenneth R. Wasiak	
Kenneth R. Wasiak	
Ravenswood Management Company, L.L.C.	The Ravenswood Investment Company, L.P.
By: /s/ Robert E. Robotti	By: Ravenswood Management Company, L.L.C.
Name: Robert E. Robotti	Its General Partner
Title: Managing Member	
	By: /s/ Robert E. Robotti
	Name: Robert E. Robotti
	Title: Managing Member